Exhibit 1

FOR IMMEDIATE RELEASE

Cimatron Reports Non-GAAP Net Profit of $1 Million
in the Fourth Quarter of 2009

•	$1.3 million positive cash flow from operations in 2009

Givat Shmuel, Israel, – February 22, 2010– Cimatron Limited (NASDAQ: CIMT) ("Cimatron" or the "Company"), a leading provider of integrated CAD/CAM solutions for the toolmaking and manufacturing industries, today announced financial results for the fourth quarter and full year 2009.

The following provides details on Cimatron’s GAAP and non-GAAP results for the fourth quarter and full year 2009:

GAAP:

Revenues for the fourth quarter of 2009 were $9.8 million, compared to $10.4 million recorded in the fourth quarter of 2008. In the full year ended December 31, 2009, revenues were $33 million, compared to $41 million in 2008.

Gross Profit for the fourth quarter of 2009 was $8 million as compared to $8.3 million for the same period in 2008. Gross margin in the fourth quarter of 2009 was 82% of revenues, compared to a gross margin of 79% in the fourth quarter of 2008. In 2009, gross profit was $26.8 million, compared to $33.2 million in 2008. Gross margin in 2009 constituted 81% of revenues, reflecting no change relative to 2008.

Operating Profit in the fourth quarter of 2009 was $773 thousand, compared to an operating profit of $652 thousand in the fourth quarter of 2008. In 2009, Cimatron recorded an operating loss of $(957) thousand, compared to an operating profit of $526 thousand in 2008.

Net Profit for the fourth quarter of 2009 was $1.4 million, or $0.15 per diluted share, compared to a net profit of $706 thousand, or $0.08 per diluted share recorded for the same quarter of 2008.

In 2009, net profit was $14 thousand, or $0.00 per diluted share, compared to a net profit of $724 thousand, or $0.08 per diluted share, in 2008.

Non-GAAP:

Revenues on a non-GAAP basis for the fourth quarter of 2009 were $9.8 million, compared to $10.5 million recorded for the fourth quarter of 2008. In the full year ended December 31, 2009, revenues were $33 million, compared to $41.8 million in 2008.

Gross Profit on a non-GAAP basis for the fourth quarter of 2009 was $8.2 million as compared to $8.5 million for the same period in 2008. Gross margin in the fourth quarter of 2009 was 84% of revenues, compared to 81% in the fourth quarter of 2008.   In 2009, gross profit on a non-GAAP basis was $27.4 million, compared to $34.6 million in 2008. Gross margin on a non-GAAP basis in 2009 constituted 83% of revenues, reflecting no change relative to 2008.

Operating Profit on a non-GAAP basis in the fourth quarter of 2009 was $1 million, compared to an operating profit of $977 thousand in the fourth quarter of 2008.   In 2009, Cimatron recorded an operating profit of $31 thousand, compared to operating profit of $2.3 million in 2008.

Net Profit on a non-GAAP basis for the fourth quarter of 2009 was $955 thousand, or $0.10 per diluted share, compared to net profit of $553 thousand, or $0.06 per diluted share recorded in the same quarter of 2008.   In 2009, net profit was $46 thousand, or $0.01 per diluted share, compared to net profit of $2.2 million, or $0.23 per diluted share, in 2008.

Commenting on the results, Danny Haran, President and Chief Executive Officer of Cimatron, said “We are very pleased with the fourth quarter results. The combination of higher revenues (relative to previous quarters in 2009) and continued tight budget control has resulted in a strong bottom line in the fourth quarter, and positive cash flow for the entire year. 2009 was one of the toughest years for our industry, ever. In spite of a steep drop in global demand, we were able to generate a significant amount of cash in 2009, and even show small non-GAAP operating and net profits for the year. We are confident that our strong market position, strong balance sheet, and healthy cash reserves, together with continued investment in marketing and product development, will help us take advantage of new business opportunities. We are witnessing some signs of market recovery, and look forward to a hopefully less turbulent 2010”, concluded Mr. Haran.

Conference Call

Cimatron's management will host a conference call tomorrow, February 23rd, 2010 at 9:00 EST, 16:00 Israel time. On the call, management will review and discuss the results, and will answer questions by investors.

To participate, please call one of the following teleconferencing numbers. Please begin placing your call at least 5 minutes before the conference call commences.

USA: +1-800-994-4498
International: +972-3-9180644
Israel: 03-9180644

For those unable to listen to the live call, a replay of the call will be available from the day after the call at the investor relations section of Cimatron's website, at: www.cimatron.com

Reconciliation between results on a GAAP and Non-GAAP basis is provided in a table immediately following the Consolidated Statements of Income included herein. Non-GAAP financial measures consist of GAAP financial measures adjusted to include recognition of deferred revenues of acquired companies and to exclude amortization of acquired intangible assets and deferred income tax, as well as certain business combination accounting entries. The purpose of such adjustments is to give an indication of our performance exclusive of non-GAAP charges and other items that are considered by management to be outside our core operating results. Our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read in conjunction with our consolidated financial statements prepared in accordance with GAAP.

Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. We believe that these non-GAAP measures help investors to understand our current and future operating performance, especially as our two most recent acquisitions have resulted in amortization and non-cash items that have had a material impact on our GAAP results. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies.

About Cimatron

With over 25 years of experience and more than 40,000 installations worldwide, Cimatron is a leading provider of integrated, CAD/CAM solutions for mold, tool and die makers, as well as manufacturers of discrete parts. Cimatron is committed to providing comprehensive, cost-effective solutions that streamline manufacturing cycles, enable collaboration with outside vendors, and ultimately shorten product delivery time.

The Cimatron product line includes the CimatronE and GibbsCAM brands with solutions for mold design, die design, electrodes design, 2.5 to 5 axes milling, wire EDM, turn, Mill-turn, rotary milling, multi-task machining, and tombstone machining. Cimatron's subsidiaries and extensive distribution network serve and support customers in the automotive, aerospace, medical, consumer plastics, electronics, and other industries in over 40 countries worldwide.

Cimatron is publicly traded on the NASDAQ exchange under the symbol CIMT. For more information, please visit the company web site at:  http://www.cimatron.com.

Safe Harbor Statement

This press release includes forward looking statements, within the meaning of the Private Securities Litigation Reform Act Of 1995, which are subject to risk and uncertainties that could cause actual results to differ materially from those anticipated. Such statements may relate to the Company’s plans, objectives and expected financial and operating results. The words "may," "could," "would," “will,” "believe," "anticipate," "estimate," "expect," "intend," "plan," and similar expressions or variations thereof are intended to identify forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, many of which are beyond the Company’s ability to control. The risks and uncertainties that may affect forward looking statements include, but are not limited to: currency fluctuations, global economic and political conditions, marketing demand for Cimatron products and services, long sales cycle, new product development, assimilating future acquisitions, maintaining relationships with customers and partners, and increased competition. For more details about the risks and uncertainties of the business, refer to the Company’s filings with the Securities and Exchanges Commission. The Company cannot assess the impact of or the extent to which any single factor or risk, or combination of them, may cause. Cimatron undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

Contact:
Ilan Erez, Chief Financial Officer
Cimatron Ltd.
Tel.; 972-3-531-2121
E-mail: ilane@cimatron.com

CIMATRON LIMITED
CONSOLIDATED STATEMENTS OF INCOME
(US Dollars in thousands, except for per share data)

	Three months ended			Twelve months ended
	December 31,			December 31,
	2009	2008		2009	2008

Total revenue	9,762		10,404	32,957		40,975

Total cost of revenue	1,719		2,142	6,186		7,769
Gross profit	8,043		8,262	26,771		33,206

Research and development expenses, net	1,347		1,657	5,736		6,930

Selling, general and administrative expenses	5,923		5,953	21,992		25,750
Operating income (loss)	773		652	(957)		526

Financial income (expenses), net.	38		(207)	19		(80)

Taxes on Income	639		263	949		237

Other	(41)		5	(41)		-
Net income (loss)	1,409		713	(30)		683

Less: Net loss (gain) attributable to the noncontrolling interest	(18)	(*)	(7)	44	(*)	41

Net income attributable to Cimatron's shareholders	$1,391		$706	$14		$724

Net income per share - basic and diluted	$0.15		$0.08	$0.00		$0.08

Weighted average number of shares outstanding

Basic EPS (in thousands)	9,128		9,274	9,156		9,341

Diluted EPS (in thousands)	9,128		9,274	9,156		9,360

(*) Reclassification due to the adoption of SFAS 160

CIMATRON LIMITED
RECONCILIATION BETWEEN GAAP AND NON-GAAP INFORMATION
(US Dollars in thousands, except for per share data)

	Three months ended								Twelve months ended
	December 31,								December 31,
	2009			2008					2009			2008
	GAAP	Adj.	NON-GAAP	GAAP		Adj.	NON-GAAP		GAAP	Adj.	NON-GAAP	GAAP		Adj.	NON-GAAP

Total revenue (1)	9,762	-	9,762		10,404	77		10,481	32,957	-	32,957		40,975	821		41,796

Total cost of revenue (2)	1,719	(147)	1,572		2,142	(148)		1,994	6,186	(588)	5,598		7,769	(588)		7,181
Gross profit	8,043	147	8,190		8,262	225		8,487	26,771	588	27,359		33,206	1,409		34,615

Research and development expenses, net	1,347	-	1,347		1,657	-		1,657	5,736	-	5,736		6,930	-		6,930

Selling, general and administrative expenses (2)	5,923	(100)	5,823		5,953	(100)		5,853	21,992	(400)	21,592		25,750	(400)		25,350
Operating income (loss)	773	247	1,020		652	325		977	(957)	988	31		526	1,809		2,335

Financial income (expenses), net.	38	-	38		(207)	-		(207)	19	-	19		(80)	-		(80)

Taxes on Income (3)	639	(726)	(87)		263	(478)		(215)	949	(999)	(50)		237	(358)		(121)

Other (4)	(41)	43	2		5	-		5	(41)	43	2		-	-		-
Net income (loss)	1,409	(436)	973		713	(153)		560	(30)	32	2		683	1,451		2,134

Less: Net loss (gain) attributable to the noncontrolling interest	(18)	-	(18)	(*)	(7)	-	(*)	(7)	44	-	44	(*)	41	-	(*)	41

Net income (loss) attributable to Cimatron's shareholders	$1,391	$(436)	$955		$706	$(153)		$553	$14	$32	$46		$724	$1,451		$2,175
Net income per share - basic and diluted	$0.15		$0.10		$0.08			$0.06	$0.00		$0.01		$0.08			$0.23

Weighted average number of shares outstanding

Basic EPS (in thousands)	9,128		9,128		9,274			9,274	9,156		9,156		9,341			9,341

Diluted EPS (in thousands)	9,128		9,128		9,274			9,274	9,156		9,156		9,360			9,360

(*) Reclassification due to the adoption of SFAS 160

(1)	Non-GAAP adjustment related to Gibbs' assumed support contracts that were not recognized on a GAAP basis in fiscal 2008 or thereafter due to business combination accounting rules.
(2)	Non-GAAP adjustment to exclude non-cash amortization of acquired intangible assets.
(3)	Non-GAAP adjustment to exclude the effect of deferred taxes.
(4)	Non-GAAP adjustment to exclude loss from discontinued operations.

CIMATRON LIMITED
CONSOLIDATED BALANCE SHEETS
(US Dollars in thousands)

	December 31,	December 31,
	2009	2008

ASSETS
CURRENT ASSETS:
Total cash, cash equivalents and short-term investments	$6,684	$5,727
Trade receivables	5,422	7,108
Other current assets	3,308	2,697
Total current assets	15,414	15,532

Deposits with insurance companies and severance pay fund	2,935	2,719

Net property and equipment	1,046	1,312

Total other assets	13,285	14,307

Total assets	$32,680	$33,870

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term bank credit	$456	$155
Trade payables	1,064	1,865
Accrued expenses and other liabilities	6,991	7,348
Deferred revenues	2,397	2,348
Total current liabilities	10,908	11,716

LONG-TERM LIABILITIES:
Accrued severance pay	4,104	3,933
Long-term loan	204	293
Deferred tax liability	1,365	1,729
Total long-term liabilities	5,673	5,955

Total shareholders’ equity	16,099	(*) 16,199
Total liabilities and shareholders’ equity	$32,680	$33,870

(*) Reclassification due to the adoption of SFAS 160

CIMATRON LIMITED
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(US Dollars in thousands)

	Noncontrolling Interest	Share capital	Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings (accumulated deficit)	Treasury stock	Comprehensive income (loss)	Total shareholders’ equity
Balance at December 31, 2008	$(4)	$304	$18,131	$65	$(1,908)	$(389)		$16,199
Changes during the twelve months ended December 31, 2009:
Net gain (loss)	(44)				14		(30)	(30)
Unrealized loss on derivative instruments				(81)			(81)	(81)
Stock option compensation			73					73
Investment in treasury stock						(153)		(153)
Foreign currency translation adjustment				91			91	91
Total comprehensive loss							(20)
Balance at December 31, 2009	$(48)	$304	$18,204	$75	$(1,894)	$(542)		$16,099

CIMATRON LIMITED
STATEMENTS OF CASH FLOWS
(US Dollars in thousands)

	Twelve months ended December 31,
	2009		2008

Cash flows from operating activities:
Net (loss) gain	$(30)	(*)	$683

Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	1,575		1,584
Increase in accrued severance pay	138		4
Gain from sale of property and equipment, net	-		(3)
Stock option compensation	73		115
Loss on disposal of businesses – discontinued operations	43		-
Deferred taxes, net	(984)		(359)

Changes in assets and liabilities:
Increase in accounts receivable and prepaid expenses	1,854		2,475
Decrease (increase) in inventory	(15)		26
Increase in deposits with insurance companies and severance pay fund	(216)		(16)
Decrease in trade payables, accrued expenses and other liabilities	(1,164)		(1,739)
Net cash provided by operating activities	1,274		2,770

Cash flows from investing activities:
Proceeds from sale of property and equipment	-		2
Proceeds from sale and redemption of bonds	-		1,245
Purchase of property and equipment	(262)		(438)
Cash and cash equivalents disposed of discontinued operations	(46)		-
Additional payment for acquisition of subsidiary	-		(1,268)
Acquisition of newly-consolidated subsidiaries (Appendix A)	-		(4,761)
Net cash used in investing activities	(308)		(5,220)

Cash flows from financing activities:
Short-term bank credit	301		(637)
Long-term bank credit	(104)		4
Proceeds from issuance of shares upon exercise of options	-		14
Investment in treasury stock	(153)		(230)
Net cash provided (used) in financing activities	44		(849)

Net increase (decrease) in cash and cash equivalents	1,010		(3,299)
Effect of exchange rate changes on cash	(53)		-
Cash and cash equivalents at beginning of period	5,727		9,026
Cash and cash equivalents at end of period	$6,684		$5,727

Appendix A - Acquisition of subsidiary, net of cash acquired
Working capital - excluding cash			(879)
Goodwill			4,035
Other intangible assets			5,432
Property and equipment			158
Tax Asset			302
			9,048

Issuance of shares			(4,287)
			$4,761
Appendix B - Non-cash transactions
Purchase of property on credit	$10		$5

(*) Reclassification due to the adoption of SFAS 160